                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended March 31, 1999



                                 BP AMOCO p.l.c.
                 (Translation of registrant's name into English)



          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                             Form 20-F  x  Form 40-F
                                       ---           ---


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  x
                                     ---    ---


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-9568) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 1999

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31
                                                                        (UNAUDITED)
                                                                    1999          1998
TOTAL REPLACEMENT COST OPERATING PROFIT             - $m           1,246         1,999

REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS    - $m             677         1,279

REPLACEMENT COST  (LOSS) PROFIT FOR THE PERIOD      - $m            (183)        1,329

HISTORICAL COST (LOSS) PROFIT FOR THE PERIOD        - $m            (176)          640

(LOSS) PROFIT PER ORDINARY SHARE                    - cents           (2)            7

DIVIDENDS PER ORDINARY SHARE                        - cents         10.0           9.5

For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements.


The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes filed with the Securities and Exchange Commission in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998.

Effective January 1, 1999, the Group adopted UK Financial Reporting Standard FRS 12 'Provisions, Contingent Liabilities and Contingent Assets'. As a result of adopting this standard comparative figures have been restated. The effect of adopting the standard is shown in Note 2 of Notes to Consolidated Financial Statements.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $677 million for the three months ended March 31, 1999, compared with $1,279 million for the equivalent period of 1998. These results included special charges of $114 million ($84 million after tax) for the first three months of 1999, and $nil for the first quarter of 1998. The special items in the first quarter of 1999 were in respect of merger integration costs. After excluding these special items, the result of the first three months of 1999 was 41% below that of the equivalent quarter of 1998. The decrease reflected a substantial deterioration in oil prices and downstream and chemicals margins. Underlying performance improvements for the quarter were on target and some benefit from merger integration contributed to the quarter's result. Lower cash costs contributed $200 million and there were higher volumes in all businesses compared with the first quarter of 1998.

The historical cost result for the three months ended March 31, 1999, was a loss of $176 million including inventory holding gains of $7 million. For the equivalent period of 1998, there was a profit of $640 million after inventory holding losses of $689 million. The results for the first quarter of 1999 included net exceptional charges of $1,058 million ($860 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses; those for the comparable period of 1998 included net exceptional profits of $66 million ($50 million after tax).

Net taxation charged for the three months ended March 31, 1999, other than production taxes, was $56 million compared with $143 million in the previous quarter and $453 million in the equivalent quarter last year. This included a tax credit of $198 million in respect of exceptional items, compared with $16 million in the previous quarter and a charge of $16 million for the equivalent quarter of 1998. The effective tax rate on replacement cost profit, before exceptional items, was 27% for the three months ended March 31, 1999 compared with 25% a year ago, when there was tax relief on stock holding losses.

Net cash outflow for the three months ended March 31, 1999 was $1.2 billion, similar to that of a year ago. Lower operating cash flow was partially offset by reduced net capital expenditure and tax payments.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONTINUED


Capital expenditure and acquisitions was $1.5 billion for the three months ended March 31, 1999 compared with $2.7 billion for the same period last year, reflecting the increased focus in the capital investment program.
Capital expenditure net of divestments was $1.3 billion.

Net debt at the quarter-end was $13.9 billion, an increase of $1.1 billion in the quarter. The ratio of net debt to net debt plus equity was 24.9%. Interest expense was $304 million compared with $307 million in the previous quarter and $264 million in the equivalent quarter of the previous year.

BP Amoco p.l.c. announced a first quarterly dividend for 1999 of 10 cents per ordinary share. Holders of ordinary shares will receive 6.138 pence per share and holders of American Depositary Receipts (ADRs) $0.60 per ADS share. The dividend was paid on June 10, 1999 to shareholders on the register on May 21, 1999. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on June 10, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONTINUED


DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION


                                                                        THREE MONTHS ENDED
                                                                             MARCH 31
                                                                            (UNAUDITED)
                                                                       1999             1998
TOTAL REPLACEMENT COST OPERATING PROFIT               - $m              818            1,221

RESULTS INCLUDED:
Exploration expense                                   - $m              172              220

KEY STATISTICS:
Average prices     :  North Sea                       - $/bbl          11.1             14.4
   realized by BP  :  Alaskan North Slope (ANS)       - $/bbl           9.7             14.5
                   :  US natural gas                  - $/mcf           1.6              1.8

Oil production (net of royalties)                     - mb/d          2,099            2,025

Natural gas production (net of royalties)             - mmcf/d        6,072            6,128

Total production (net of royalties) (a)               - mboe/d        3,146            3,082

(a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

(b) Further operating information is shown on page 13.


Exploration and Production's replacement cost operating profit for the first three months of 1999 was $904 million, after adjusting for special charges of $86 million. This adjusted result was down 26% from a year ago, reflecting lower oil and gas prices. North Sea and ANS oil prices were down by over $3 and nearly $5 a barrel, respectively. US gas prices have also fallen by some 20 cents per thousand cubic feet. These external environmental factors were significantly offset by lower costs, reflecting the savings instigated last year in response to the low oil price and reductions resulting from the rationalization decisions made following the merger. Exploration expenditure was lower, following the refocusing of our exploration effort on the high-graded areas of the portfolio after the merger.

Overall production for the quarter was up from a year ago. There was a significant contribution from the Eastern Trough Area Project in the central North Sea, commissioned in July last year. The increase more than offset the decline at the mature fields in Alaska.

In March, BP Amoco, in our 50/50 joint venture with the Egyptian General Petroleum Company, signed a new concession agreement with the Egyptian Government under which we will invest some $450 million over the next six years to maintain production and prolong the life of the fields in the Gulf of Suez. Also in March, production began at the Ursa field (BP Amoco 23%) in the deep water Gulf of Mexico.

North American natural gas distribution and marketing performed strongly in the quarter. In April, the first cargo of liquefied natural gas (LNG) was loaded from the Atlantic LNG operation in Trinidad (BP Amoco 34%), for shipment to Spain.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONTINUED

REFINING AND MARKETING


                                                                      THREE MONTHS ENDED
                                                                           MARCH 31
                                                                          (UNAUDITED)
                                                                     1999             1998
TOTAL REPLACEMENT COST OPERATING PROFIT             - $m              346              539

Indicative global refining margin                   - $/bbl           0.8              2.2

Refinery throughputs                                - mb/d          2,494            2,764

Marketing sales                                     - mb/d          3,141            3,031

(a) Further operating information is shown on page 13.


Replacement cost operating profit for the first three months of 1999 was $363 million, after adjusting for special charges of $17 million. This result reflected higher marketing volumes and lower costs which provided some offset to the significantly lower refining margins and pressure on marketing margins compared with a year ago, when the result was $539 million.

BP Amoco integration made good progress during the quarter. New integrated business units are now in place and significant progress has been made towards achieving cost savings. The US Federal Trade Commission mandated sale of certain downstream assets in the USA is on track for completion by the end of June 1999.

CHEMICALS


                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                       (UNAUDITED)
                                                                  1999             1998
TOTAL REPLACEMENT COST OPERATING PROFIT          - $m              206              346

Chemicals integrated margin                      - DM/te           638            1,085

Production volumes+                              - kte           5,143            4,817


+ Includes BP Amoco share of associated undertakings and other interests in production.

Chemicals' replacement cost operating profit for the first three months of 1999 of $217 million, after adjusting for special charges of $11 million, was 74% higher than the previous quarter's result of $125 million. The improvement in the face of continued market weakness was the result of higher volumes and a lower level of maintenance shutdowns. The adjusted result for the first quarter of 1999 was 37% lower than that of the equivalent period of 1998, reflecting the decline in margins over the last year. Volumes were up 7% versus a year ago, providing some offset to the downturn in the environment.

During the quarter, BP Amoco authorized the construction of a new 250 ktepa chemicals additives plant in Alberta, Canada. This plant is scheduled to come on stream in mid-2001. Also during the quarter, a 150 ktepa acetic acid plant near Chongqing, China was opened (BP Amoco 51%), the expansion of catalyst production capabilities at the Green Lake, Texas facility was authorized and construction of a butanediol plant in Lima, Ohio commenced.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONTINUED

OTHER BUSINESSES AND CORPORATE


                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             1999             1998
REPLACEMENT COST OPERATING LOSS             - $m            (124)            (107)


Other Businesses and Corporate comprises comprises Finance, Solar, the Group's coal asset, interest income and costs relating to corporate activities worldwide. In April, BP Amoco announced that it had acquired from Enron Corporation the 50% of Solarex it did not already own.

EXCEPTIONAL ITEMS


                                                                       THREE MONTHS ENDED
                                                                            MARCH 31
                                                                           (UNAUDITED)
                                                                      1999             1998
Profit on sale of fixed assets and businesses         - $m              97               66
Restructuring costs                                   - $m          (1,155)              -
Taxation credit (charge)                              - $m             198              (16)
                                                                    ------             ----
EXCEPTIONAL ITEMS AFTER TAXATION                      - $m            (860)              50
                                                                    ------             ----


Exceptional items include the profit on sale of fixed assets and businesses which, in the first quarter, included the sale of the Verdugt acid salts business, and the divestment of the BP/Mobil JV's retail network in Hungary.

The major components of restructuring relate to severance of $722 million and property rationalization of $370 million, both of which are a result of the merger.

OUTLOOK

Crude oil prices have risen from the lows experienced in the first quarter, reflecting market reaction to production cut-backs by OPEC. Prices are likely to remain higher than those of the first quarter of 1999 if there is continued compliance with lower production levels.

Natural gas prices are likely to fluctuate reflecting normal seasonal trends.

Downstream, margins are likely to remain under pressure.

In Chemicals, pressure on margins and volumes is expected to continue for some time, caused by a combination of new industry capacity coming on stream and weaker demand.


PROPOSED COMBINATION WITH THE ATLANTIC RICHFIELD COMPANY

On April 1, 1999 BP Amoco announced that it had reached agreement to combine with the Atlantic Richfield Company (ARCO) of Los Angeles. The all-share transaction, approved by the boards of both companies, provides for the exchange of 0.82 of a BP Amoco American Depositary Share (4.92 BP Amoco Ordinary Shares) for each share of ARCO common stock. Completion of the transaction is subject to certain conditions including the approval of shareholders of both companies and the consent of various state and regulatory authorities including the US Federal Trade Commission and the European Commission. BP Amoco's report on Form 6-K, dated April 1, 1999, filed with the Securities and Exchange Commission contains additional information regarding this announcement.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONTINUED


FORWARD-LOOKING STATEMENTS

The foregoing discussion, in particular the statements under 'Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices and margins and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price and margins are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; the ability to successfully integrate after merger; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1998 and in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

MILLENNIUM IT RISK

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of century, producing a wide range of consequences.

We have conducted a risk-based review of our computer systems and computer-controlled processes and have developed plans to remediate Year 2000-related faults by replacement or repair. Apart from some global and regional systems, which are handled centrally, project implementation is devolved to the management of operating units so as to ensure complete coverage. The project is designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

The estimated total cost of BP Amoco's Year 2000 program is approximately $300 million to be incurred by the end of 1999. As at March 31, 1999, some $240 million had been spent. This estimate excludes the costs of existing major systems replacement projects launched independently of the Year 2000 remediation. The Year 2000 costs are charged against income in the period in which they are incurred.

Our Year 2000 program covers all areas that are known to be impacted by the issue including IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities. The Year 2000 process also includes the ongoing assessment of Year 2000 readiness of critical suppliers, customers, joint ventures and partners.

We have finished the global inventory and risk analysis work, and a substantial part of the remediation and testing effort is also complete. A small amount of remediation dependent on planned plant shutdowns and other remediation work consisting mainly of implementation of package software releases is scheduled for completion by September 30, 1999. Systems rationalization and organizational restructuring made necessary by the BP Amoco merger are being managed to avoid any risks which might reduce the Group's ability to meet 2000 with confidence. BP Amoco is providing information to third parties, on request, as to the progress of its Year 2000 project.

Because of the Group's widespread use of standardized hardware and global package software, in many instances the bulk of the work is achieved by upgrading to the supplier's most recent software release. BP Amoco believes its Year 2000 process is in line with best practice and is underpinned by an internal assurance process. We have not made extensive use of external verification.

The Year 2000 project has caused the deferral of some other computer systems work. Other systems projects continue to be assessed on their economic value, and are resourced from internal and external personnel. We have not experienced significant difficulties in retaining the necessary IT skills internally or obtaining them in the market.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - CONCLUDED


The Year 2000 problem may affect the operation of automated non-IT systems such as those used to control certain processes in oil production facilities, pipelines, refineries and chemicals plants. In relation to the engineering process control risk in these operations, we have made some use of external engineering consultancies to help develop the methodology of risk assessment and analysis, to review progress and to ensure that the work has been carried out to an acceptable standard. We have also commissioned some of our engineering equipment suppliers to perform reviews of site systems adaptations where the supplier's expertise provides the most cost-effective means of completing this work. Emergency response systems in these operations are generally not dependent on IT and IT-related processes.

To meet any unexpected Year 2000 failure in the Group or by key third parties, we are developing contingency plans to deliver a flexible response, especially for critical systems in the first days of 2000. Each business entity is accountable for identifying, categorizing, and prioritizing risks associated with the Year 2000 transition and developing and implementing appropriate contingency plans to mitigate those risks. We intend to use existing Crisis Management, Emergency Response, and Business Continuity organizations, plans and procedures in Year 2000 contingency planning.

The Group's objective is to ensure "business as usual" in respect of our own operations. However, our detailed plans are based on assumptions about the robustness of infrastructure suppliers such as power and telecommunications, upon which its businesses are dependent. BP Amoco, together with other companies, remains exposed, to an unquantifiable degree, to the risk of major non-compliance by those suppliers and other third parties, and also to any abnormal customer demand patterns resulting from concerns about supply constraints around the 1999 year-end.

The failure by third parties to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of BP Amoco's normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, we are unable to determine at this time whether any such interruptions and failures will have a material impact on the Group's results of operations. We do not, however, expect them to have a material effect on the Group's liquidity or financial condition.

The foregoing constitutes a "forward-looking statement" within the meaning of the Securities Act of 1933. It is based on management's current expectations, estimates and projections, which could ultimately prove to be inaccurate. Factors which could affect the Group's ability to be Year 2000 compliant by the end of 1999 include the failure of third parties, including software suppliers and others, to achieve compliance, the inaccuracy of certifications received from them, and a shortage of necessary programmers, hardware and software.

1999 DIVIDENDS

On May 11, 1999, BP Amoco p.l.c. announced a first quarterly dividend for 1999 of 10 cents per Ordinary Share of 50c (Ordinary Shares) amounting to $970 million in total. The record date for qualifying US resident holders of American Depositary Receipts as well as holders of Ordinary Shares was May 21, 1999 with payment made on June 10, 1999.

The dividend paid on June 10, 1999 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is that currently the tax credit would raise the value of the dividend from $0.600 to $0.667 but the withholding tax would reduce it to $0.600 per ADS.

A Dividend Reinvestment Plan was introduced with effect from the fourth quarterly 1998 dividend, whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on June 10, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                    (UNAUDITED)
                                                                1999        1998(a)
                                                                   ($ million)
Turnover - Note 3                                              17,984        21,516
Less: Joint ventures                                            3,342         3,653
                                                              -------       -------
Group turnover                                                 14,642        17,863

Replacement cost of sales                                      11,911        14,395
Production taxes - Note 4                                         142           190
                                                              -------       -------
Gross profit                                                    2,589         3,278
Distribution and administration expenses                        1,536         1,581
Exploration expense - Note 5                                      172           220
                                                              -------       -------
                                                                  881         1,477
Other income                                                      105           167
                                                              -------       -------
Group replacement cost operating profit                           986         1,644
Share of profits of joint ventures                                131           217
Share of profits of associated undertakings                       129           138
                                                              -------       -------
Total replacement cost operating profit - Notes 6 and 7         1,246         1,999
Profit on sale of fixed assets and businesses - Note 8             97            66
Restructuring costs                                            (1,155)         --
                                                              -------       -------
Replacement cost profit before interest and tax - Note 6          188         2,065
Inventory holding gains (losses) - Note 9                           7          (689)
                                                              -------       -------
Historical cost profit before interest and tax                    195         1,376
Interest expense - Note 10                                        304           264
                                                              -------       -------
(Loss) profit before taxation                                    (109)        1,112
Taxation - Note 11                                                 56           453
                                                              -------       -------
(Loss) profit after taxation                                     (165)          659
Minority shareholders' interest                                    11            19
                                                              -------       -------
(Loss) profit for the period                                     (176)          640
                                                              =======       =======
(Loss) profit per Ordinary Share - cents (b)
     Basic                                                         (2)            7
     Diluted                                                       (2)            7
                                                              -------       -------
(Loss) profit per American Depositary Share - cents (b)
     Basic                                                        (12)           42
     Diluted                                                      (12)           42
                                                              -------       -------
Average number of outstanding Ordinary Shares (millions)        9,669         9,573
                                                              =======       =======

----------

(a) Restated - for further information see Note 2.

(b) A summary of the material adjustments to (loss) profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                        MARCH 31, 1999                 DECEMBER 31, 1998 (a) (b)
                                                         (UNAUDITED)
                                                                            ($ million)
Fixed assets
   Intangible assets                                                 3,310                               3,037
   Tangible assets                                                  53,947                              54,880
   Investments                                                       9,742                               9,772
                                                                   -------                             -------
                                                                    66,999                              67,689
Current assets
   Inventories                                         3,616                               3,642
   Receivables                                        13,513                              12,709
   Investments                                           305                                 470
   Cash at bank and in hand                              270                                 405
                                                     -------                             -------
                                                      17,704                              17,226
                                                     -------                             -------

Current liabilities - falling due within one year
   Finance debt                                        3,789                               2,837
   Accounts payable and accrued liabilities           15,633                              15,329
                                                     -------                             -------
                                                      19,422                              18,166
                                                     -------                             -------

Net current liabilities                                            (1,718)                               (940)
                                                                   -------                             -------
TOTAL ASSETS LESS CURRENT LIABILITIES                               65,281                              66,749

Noncurrent liabilities
   Finance debt                                       10,721                              10,918
   Accounts payable and accrued liabilities            2,532                               2,047
   Provisions for liabilities and charges              9,918                              10,100
                                                     -------                             -------

                                                                    23,171                              23,065
                                                                   -------                             -------
NET ASSETS                                                          42,110                              43,684
Minority shareholders' interest                                      1,038                               1,072
                                                                   -------                             -------

BP AMOCO SHAREHOLDERS' INTEREST (b) - Note 14                       41,072                              42,612
                                                                   =======                             =======

REPRESENTED BY:
Capital shares
   Preference                                                           21                                  21
   Ordinary                                                          4,861                               4,842
Paid-in surplus                                                      3,468                               3,386
Retained earnings                                                   32,025                              33,666
Merger reserve                                                         697                                 697
                                                                   =======                             =======
                                                                    41,072                              42,612
                                                                   =======                             =======

----------

(a) Restated - for further information see Note 2.

(b) A summary of the material adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999         1998
                                                                                              ($ million)
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                   829        2,071
                                                                                         ------       ------

DIVIDENDS FROM JOINT VENTURES                                                               212           74
                                                                                         ------       ------
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS                                                       45           38
                                                                                         ------       ------
SERVICING OF FINANCE AND RETURNS ON INVESTMENTS
Interest received                                                                            32           44
Interest paid                                                                              (281)        (256)
Dividends received                                                                            7            8
Dividends paid to minority shareholders                                                     (65)          (1)
                                                                                         ------       ------
NET CASH OUTFLOW FROM SERVICING OF FINANCE AND RETURNS ON INVESTMENTS                     (307)        (205)
                                                                                         ------       ------
TAXATION
UK corporation tax                                                                          (72)         (54)
Overseas tax                                                                                 27         (377)
                                                                                         ------       ------
TAX PAID                                                                                    (45)        (431)
                                                                                         ------       ------

CAPITAL EXPENDITURE
Payments for fixed assets                                                                (1,515)      (2,195)
Proceeds from the sale of fixed assets                                                       87          328
                                                                                         ------       ------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                 (1,428)      (1,867)
                                                                                         ------       ------

ACQUISITIONS AND DISPOSALS
Investments in associated undertakings                                                      (88)        (139)
Acquisitions                                                                               --           (205)
Net investment in joint ventures                                                           (200)          10
Proceeds from the sale of businesses                                                         92           77
                                                                                         ------       ------
NET CASH OUTFLOW FOR ACQUISITIONS AND DISPOSALS                                            (196)        (257)
                                                                                         ------       ------
EQUITY DIVIDENDS PAID                                                                      (263)        (599)
                                                                                         ------       ------
NET CASH OUTFLOW                                                                         (1,153)      (1,176)
                                                                                         ======       ======

Financing (Note 12)                                                                        (829)        (811)
Management of liquid resources                                                             (161)        (550)
(Decrease) increase in cash                                                                (163)         185
                                                                                         ------       ------
                                                                                         (1,153)      (1,176)
                                                                                         ======       ======

RECONCILIATION OF HISTORICAL COST PROFIT BEFORE INTEREST AND TAX TO NET CASH INFLOW
FROM OPERATING ACTIVITIES
Historical cost profit before interest and tax                                              195        1,376
Depreciation and amounts provided                                                         1,244        1,215
Exploration expenditure written off                                                          84           79
Share of profits of joint ventures and associated undertakings +                           (356)        (218)
Interest and other income                                                                   (52)         (57)
Profit on sale of fixed assets or businesses                                                (58)         (66)
Increase in working capital and other items                                                (228)        (258)
                                                                                         ------       ------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                   829        2,071
                                                                                         ======       ======
+ INCLUDES THE FOLLOWING AMOUNTS OF DEPRECIATION FOR THE BP/MOBIL EUROPEAN JV                78           69
                                                                                         ======       ======

----------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 15.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                               CAPITAL EXPENDITURE


                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                               1999         1998
                                                                  ($ million)
BY BUSINESS

EXPLORATION AND PRODUCTION
     UK                                                         244          406
     Rest of Europe                                               8           51
     USA                                                        362          509
     Rest of World                                              320          606
                                                              -----        -----
                                                                934        1,572
                                                              -----        -----

REFINING AND MARKETING
     UK                                                          34           21
     Rest of Europe                                              80          112
     USA                                                        154          171
     Rest of World                                               48           54
                                                              -----        -----
                                                                316          358
                                                              -----        -----

CHEMICALS
     UK                                                          60           45
     Rest of Europe                                              61          267
     USA                                                         63           90
     Rest of World                                               25           55
                                                              -----        -----
                                                                209          457
                                                              -----        -----

OTHER BUSINESSES AND CORPORATE                                   25          324
                                                              -----        -----
                                                              1,484        2,711
                                                              =====        =====

BY GEOGRAPHICAL AREA
UK                                                              344          713
Rest of Europe                                                  151          468
USA                                                             595          813
Rest of World                                                   394          717
                                                              -----        -----
                                                              1,484        2,711
                                                              =====        =====
Includes the following amounts for the BP/Mobil
European joint venture                                          107          132
                                                              =====        =====

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                                   (UNAUDITED)
                                                                                1999         1998
CRUDE OIL AND NATURAL GAS PRODUCTION
 (net of royalties)
Crude oil and natural gas liquids production (thousand barrels per day)
     UK                                                                          586          483
     Rest of Europe                                                              107          116
     USA                                                                         814          850
     Rest of World                                                               592          576
                                                                               -----        -----
Total crude oil and natural gas liquids production                             2,099        2,025
                                                                               =====        =====

Natural gas production (million cubic feet per day)
     UK                                                                        1,490        1,576
     Rest of Europe                                                              243          212
     USA                                                                       2,433        2,428
     Rest of World                                                             1,906        1,912
                                                                               -----        -----
Total natural gas production                                                   6,072        6,128
                                                                               =====        =====
Total production
(thousand barrels oil equivalent per day)                                      3,146        3,082
                                                                               =====        =====

REFINERY THROUGHPUTS (thousand barrels per day)
     UK                                                                          273          304
     Rest of Europe                                                              563          545
     USA                                                                       1,276        1,537
     Rest of World                                                               382          378
                                                                               -----        -----
Total throughput                                                               2,494        2,764
                                                                               =====        =====

OIL SALES VOLUMES (thousand barrels per day)
Refined products
     UK                                                                          240          257
     Rest of Europe                                                              785          768
     USA                                                                       1,458        1,419
     Rest of World                                                               658          587
                                                                               -----        -----
     Total marketing sales                                                     3,141        3,031
     Trading/supply sales                                                      1,776        1,610
                                                                               -----        -----
     TOTAL OIL PRODUCT SALES                                                   4,917        4,641
Crude oil                                                                      3,947        4,107
                                                                               -----        -----
TOTAL OIL SALES                                                                8,864        8,748
                                                                               =====        =====

CHEMICALS PRODUCTION + (thousand tonnes)                                       5,143        4,817
                                                                               =====        =====


+ Includes BP Amoco share of associated undertakings and other interests in production.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes in BP Amoco's Annual Report on Form 20-F for the year ended December 31,1998 filed with the Securities and Exchange Commission.

2.   NEW ACCOUNTING STANDARD

     The Group has adopted Financial Reporting Standard No. 12 'Provisions, Contingent Liabilities and Contingent Assets' (FRS12) with effect from January 1, 1999. This standard changes the criteria for recognizing provisions for such costs as decommissioning, environmental liabilities and restructuring charges. It also requires provisions for liabilities which may not be settled for a number of years to be discounted to their net present value. The adoption of this standard has been treated as a change in accounting policy. Comparative figures have been restated to reflect this change in accounting policy.

     The principal effects of the adoption of FRS12 are as follows:

     (a) Provisions for environmental liabilities are determined on a discounted basis as the effect of the time value of money is material. Previously these liabilities were on an undiscounted basis.

     (b) Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. The Group's prior practice was to accrue the expected cost of decommissioning oil and natural gas production facilities on a unit-of-production basis over the life of the field. FRS12 also requires the Group to capitalize an amount equivalent to the provision as a tangible fixed asset and to amortize this amount over the life of the field on a unit-of-production basis.

     (c) The unwinding of the discount, which represents a period-by-period cost, is included within interest expense.

     The adjustments to total replacement cost operating profit for businesses and interest expense are as follows:

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                           (UNAUDITED)
                                                                                       1999             1998
                                                                                           ($ million)
     Exploration and Production                                                           21               20
                                                                                   ----------        ---------
     TOTAL REPLACEMENT COST OPERATING PROFIT                                              21               20
     Interest expense                                                                   (30)             (30)
                                                                                   ----------        ---------
     DECREASE IN PROFIT FOR THE PERIOD                                                   (9)             (10)
                                                                                   ==========        =========


     The adjustments to tangible assets and provisions for liabilities and charges at December 31, 1998 are as follows:

                                                                                                 ($ million)
     Tangible assets                                                                                      415
     Other creditors                                                                                       62
     Other provisions                                                                                     349
                                                                                                     ---------
     INCREASE IN BP AMOCO SHAREHOLDERS' INTEREST                                                          826
                                                                                                     =========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                           (UNAUDITED)
                                                                                       1999             1998
                                                                                          ($ million)
3.   TURNOVER


     BY BUSINESS
     Exploration and Production                                                        4,024            4,596
     Refining and Marketing                                                           10,167           12,501
     Chemicals                                                                         2,123            2,586
     Other businesses and corporate                                                       30               54
                                                                                   ----------        ---------
                                                                                      16,344           19,737
     Less:   Sales between businesses                                                  1,702            1,874
                                                                                   ----------        ---------
     GROUP EXCLUDING JOINT VENTURES                                                   14,642           17,863
     Sales of joint ventures                                                           3,342            3,653
                                                                                   ----------        ---------
                                                                                      17,984           21,516
                                                                                   ==========        =========
     BY GEOGRAPHICAL AREA
     UK                                                                                4,795            6,222
     Rest of Europe                                                                    1,190            1,551
     USA                                                                               6,630            8,388
     Rest of World                                                                     3,454            3,728
                                                                                   ----------        ---------
                                                                                      16,069           19,889
     Less:   Sales between areas                                                       1,427            2,026
                                                                                   ----------        ---------
     GROUP EXCLUDING JOINT VENTURES                                                   14,642           17,863
                                                                                   ==========        =========
     Sales of joint ventures
     UK                                                                                  747              884
     Rest of Europe                                                                    2,989            3,312
     USA                                                                                  24               16
     Rest of World                                                                        93               76
                                                                                   ----------        ---------
                                                                                       3,853            4,288
     Less:   Sales between areas                                                         511              635
                                                                                   ----------        ---------
                                                                                       3,342            3,653
                                                                                   ==========        =========
4.   PRODUCTION TAXES
     UK petroleum revenue tax                                                             33               26
     Overseas production taxes                                                           109              164
                                                                                   ----------        ---------
                                                                                         142              190
                                                                                   ==========        =========
5.   EXPLORATION EXPENSE
     Exploration and Production
         UK                                                                               13               15
         Rest of Europe                                                                   24               26
         USA                                                                              20               55
         Rest of World                                                                   115              124
                                                                                   ----------        ---------
                                                                                         172              220
                                                                                   ==========        =========

6.   REPLACEMENT COST PROFIT

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ million)

7.   REPLACEMENT COST OPERATING PROFIT

     BY BUSINESS

     EXPLORATION AND PRODUCTION
     UK                                                                                    323              526
     Rest of Europe                                                                        127              118
     USA                                                                                   196              489
     Rest of World                                                                         172               88
                                                                                       ---------        ---------
                                                                                           818            1,221
                                                                                       ---------        ---------
     REFINING AND MARKETING
     UK                                                                                   (22)               78
     Rest of Europe                                                                        100              124
     USA                                                                                   113              164
     Rest of World                                                                         155              173
                                                                                       ---------        ---------
                                                                                           346              539
                                                                                       ---------        ---------
     CHEMICALS
     UK                                                                                     42               85
     Rest of Europe                                                                         61               73
     USA                                                                                   107              206
     Rest of World                                                                         (4)             (18)
                                                                                       ---------        ---------
                                                                                           206              346
                                                                                       ---------        ---------
     OTHER BUSINESSES AND CORPORATE                                                       (124)            (107)
                                                                                       ---------        ---------
                                                                                         1,246            1,999
                                                                                       =========        =========
     BY GEOGRAPHICAL AREA
     UK                                                                                    347              665
     Rest of Europe                                                                        282              301
     USA                                                                                   288              759
     Rest of World                                                                         329              274
                                                                                       ---------        ---------
                                                                                         1,246            1,999
                                                                                       ---------        ---------

     Includes the following amounts for joint ventures and associated undertakings         260              355
                                                                                       =========        =========


8.   ANALYSIS OF EXCEPTIONAL ITEMS

     PROFIT (LOSS) ON SALE OF FIXED ASSETS AND BUSINESSES
     Exploration and Production                                                            (9)               64
     Refining and Marketing                                                                 44                2
     Chemicals                                                                              62                -
     Other businesses and corporate                                                          -                -
                                                                                       ---------        ---------
                                                                                            97               66
     Restructuring costs                                                               (1,155)                -
                                                                                       ---------        ---------
     TOTAL EXCEPTIONAL ITEMS BEFORE TAXATION                                            (1,058)               66
                                                                                       =========        =========
     Includes the following amounts for joint ventures and associated undertakings           39                -
                                                                                       =========        =========



                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


8.   ANALYSIS OF EXCEPTIONAL ITEMS - CONTINUED

     During the first quarter of 1999, BP Amoco recognized exceptional charges of $1,155 million for restructuring costs following the merger of BP and Amoco at the end of 1998. These costs related mainly to employee severance ($722 million) and provisions against surplus properties ($370 million). Most of these costs relate to the Group's US operations. Cash outlays charged against these liabilities amounted to $165 million in the period. Approximately 6,000 employees were notified of the termination of their employment in the first quarter of 1999, and 1,900 left. Most of these were exploration and production staff, mainly in Houston, Texas, and business head office and corporate staff in Chicago, Illinois, and Cleveland, Ohio.


                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ million)
9.   INVENTORY HOLDING GAINS (LOSSES)

     Exploration and Production                                                           (11)             (16)
     Refining and Marketing                                                                45             (642)
     Chemicals                                                                            (27)             (31)
                                                                                       ---------        ---------
                                                                                            7             (689)
                                                                                       =========        =========
     Includes the following amounts for joint ventures
     and associated undertakings                                                           57             (137)
                                                                                       =========        =========
10.  INTEREST EXPENSE
     Group interest payable                                                               236              241
     Capitalized                                                                          (15)             (43)
                                                                                       ---------        ---------
                                                                                          221              198
     Joint ventures                                                                        16               13
     Associated undertakings                                                               37               23
     Unwinding of discount on provisions (Note 2)                                          30               30
                                                                                       ---------        ---------
                                                                                          304              264
                                                                                       =========        =========
11.  CHARGE FOR TAXATION
     United Kingdom                                                                        88              143
     Overseas                                                                             (32)             310
                                                                                       ---------        ---------
                                                                                           56              453
                                                                                       =========        =========
     Includes the following amounts for joint ventures
     and associated undertakings                                                           24               51
                                                                                       =========        =========
12.  ANALYSIS OF CASH FLOW
     FINANCING
     Long-term borrowing                                                                  (50)            (340)
     Repayments of long-term borrowing                                                    793              199
     Short-term borrowing                                                              (2,192)          (1,100)
     Repayments of short-term borrowing                                                   721              160
                                                                                       ---------        ---------
                                                                                         (728)          (1,081)
     Issue of ordinary share capital                                                     (101)             (43)
     Repurchase of ordinary share capital                                                    -             313
                                                                                       ---------        ---------
     Net cash inflow from financing                                                      (829)            (811)
                                                                                       =========        =========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ million)
13.  ANALYSIS OF CHANGES IN NET DEBT
       OPENING BALANCE
     Finance debt                                                                       13,755           12,877
     Less:   Cash                                                                          405              355
             Current asset investments                                                     470            1,067
                                                                                       ---------        ---------
     Opening net debt                                                                   12,880           11,455
                                                                                       ---------        ---------
     CLOSING BALANCE
     Finance debt                                                                       14,510           13,932
     Less:   Cash                                                                          270              544
             Current asset investments                                                     305              512
                                                                                       ---------        ---------
     Closing net debt                                                                   13,935           12,876
                                                                                       ---------        ---------
     INCREASE IN NET DEBT                                                               (1,055)          (1,421)
                                                                                       =========        =========

     Movement in cash/bank overdrafts                                                    (163)              185
     Decrease in current asset investments                                               (161)            (550)
     Net cash inflow from financing (excluding share capital)                            (728)          (1,081)
     Other movements                                                                         -                2
                                                                                       ---------        ---------
     Movements in net debt before exchange effects                                      (1,052)          (1,444)

     Exchange adjustments                                                                   (3)               23
                                                                                       ---------        ---------
     INCREASE IN NET DEBT                                                               (1,055)          (1,421)
                                                                                       =========        =========


14.  MOVEMENT IN BP AMOCO SHAREHOLDERS' INTEREST

                                                                                            $ MILLION
                                                                                            (UNAUDITED)
     BALANCE AT DECEMBER 31, 1998                                                              41,786
     Prior year adjustment - change in accounting policy (see Note 2)                             826
                                                                                             ---------
                                                                                               42,612
     Loss for the period                                                                         (176)
     Distribution to shareholders                                                                (970)
     Currency translation differences                                                            (806)
     Share dividend plan                                                                          311
     Employee share schemes                                                                       101
                                                                                             ---------
     BALANCE AT MARCH 31, 1999                                                                 41,072
                                                                                             =========

                        BP AMOCO P.L.C. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

15. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom;

     (LOSS) PROFIT FOR THE PERIOD                                                          THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ million)
     (Loss) profit as reported in the consolidated statement of income                  (176)              640

     Adjustments:
     Depreciation charge                                                                 (10)             (19)
     Deferred taxation                                                                     38               44
     Interest expense                                                                      30               30
     Onerous property leases                                                              156                -
     Decommissioning expense                                                             (42)             (32)
     Other                                                                                  5              (8)
                                                                                       ---------        ---------

                                                                                          177               15
                                                                                       ---------        ---------
     Profit for the period as adjusted to accord with US GAAP
                                                                                            1              655
                                                                                       ========         ========

     Profit for the period as adjusted:
     Per Ordinary Share
         Basic                                                                           0.00             0.07
         Diluted                                                                         0.00             0.07
                                                                                       ========         ========
     Per American Depositary Share (a)
         Basic                                                                           0.00             0.42
         Diluted                                                                         0.00             0.42
                                                                                       ========         ========

     BP AMOCO SHAREHOLDERS' INTEREST                              MARCH 31, 1999         DECEMBER 31, 1998 (b)
                                                                   (UNAUDITED)
                                                                                ($ million)
     BP Amoco shareholders' interest as reported
       in the consolidated balance sheet                               41,072                    42,612

     Adjustments:
       Fixed assets                                                     1,102                     1,112
       Deferred taxation                                              (5,708)                   (5,776)
       Ordinary shares held for future awards to employees              (457)                      (489)
       Sale and leaseback of Chicago office building                     (413)                     (413)
       Fourth quarterly dividend                                           970                      968
       Pension liability adjustment                                     (143)                     (143)
       Onerous property leases                                            156                         -
       Decommissioning and environmental provisions                     (423)                     (411)
       Severance costs                                                     32                        32
       Other                                                            (141)                     (158)
                                                                     ------------              -----------
                                                                       (5,025)                   (5,278)
                                                                     ----------                ----------
     BP shareholders' interest as adjusted
     to accord with US GAAP                                             36,047                    37,334
                                                                     ==========                ==========

---------------

     (a)   One American Depositary Share is equivalent to six Ordinary Shares.
     (b) As reported in Note 45 of Notes to Financial Statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998, except as restated for the adoption of FRS 12 (Note 2).

                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


15.      US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         CASH FLOW

         The consolidated statement of cash flows presented in accordance with SFAS 95 is summarized as follows:

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ millions)
         Net cash provided by operating activities                                         566            1,573
         Net cash used in investing activities                                         (1,393)          (2,155)
         Net cash used in financing activities                                             501              210
         Currency translation differences relating
         to cash and cash equivalents                                                       25                5
                                                                                       ---------        ---------
         Decrease in cash and cash equivalents                                           (301)            (367)
         Cash and cash equivalents at beginning of period                                  794            1,338
                                                                                       ---------        ---------
         Cash and cash equivalents at end of period                                        493              971
                                                                                       =========        =========

         EARNINGS PER SHARE


         Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                          (shares millions)
         Weighted average number of ordinary shares                                      9,669            9,573
         Ordinary shares issuable under employee share schemes                              52               40
                                                                                       ---------        ---------
                                                                                         9,721            9,613
                                                                                       =========        =========

         COMPREHENSIVE INCOME

         The components of comprehensive income, net of related tax are as follows:


                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
                                                                                             ($ million)

         Profit for the period as adjusted to accord with US GAAP                            1              655
         Currency translation differences                                                (806)             (26)
         Pension liability                                                                   -                -
                                                                                       ---------        ---------
         Comprehensive income                                                            (805)              629
                                                                                       =========        =========

         Accumulated other comprehensive income at March 31, 1999 and December 31, 1998 was $(1,402) million and $(596) million, respectively.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONCLUDED

15.      US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

         ACCOUNTING FOR ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

         Under the provisions of UK Financial Reporting Standard No.9 'Associates and Joint Ventures' ('FRS9'), the Company includes its share of the results of associated undertakings and joint ventures
         (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                                      THREE MONTHS ENDED MARCH 31, 1999
                                                                                 (UNAUDITED)
                                                                --------------------------------------------------
                                                                        AS                                US GAAP
                                                                  REPORTED    RECLASSIFICATION       PRESENTATION
                                                                --------------------------------------------------
                                                                                   ($ million)
         CONSOLIDATED STATEMENT OF INCOME
         Other income                                                  105                 433                538
         Share of profits of JVs and associated undertakings           260               (260)                  -
         Exceptional items before taxation                         (1,058)                (39)            (1,097)
         Inventory holding gains (losses)                                7                (57)               (50)
         Interest expense                                              304                (53)                251
         Taxation                                                       56                (24)                 32
         Loss for the period                                         (176)                   -              (176)

                                                                      THREE MONTHS ENDED MARCH 31, 1998
                                                                                 (UNAUDITED)
                                                                --------------------------------------------------
                                                                        AS                                US GAAP
                                                                  REPORTED    RECLASSIFICATION       PRESENTATION
                                                                --------------------------------------------------
                                                                                   ($ million)
         CONSOLIDATED STATEMENT OF INCOME
         Other income                                                  167                 305                472
         Share of profits of JVs and associated undertakings           355               (355)                  -
         Exceptional items before taxation                              66                   -                 66
         Inventory holding gains (losses)                            (689)                 137              (552)
         Interest expense                                              264                (36)                228
         Taxation                                                      453                (51)                402
         Profit for the period                                         640                   -                640

         IMPACT OF NEW ACCOUNTING STANDARDS

         START-UP COSTS: Effective January 1, 1999 the Group adopted the American Institute of Certified Public Accountants' issued Statement of Position No. 98-5, 'Reporting on the Costs of Start-up Activities' ('SOP 98-5'). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under its previous practice, the Group generally expensed such costs as incurred. The adoption of SOP 98-5 had no impact on the Group's results of operations and financial position as adjusted to accord with US GAAP.

         DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' ('SFAS 133'). This new standard is currently effective for accounting periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        SUMMARIZED FINANCIAL INFORMATION


                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
BP AMERICA INC.  (A)(B)                                                                      ($ million)

Sales and other operating revenue                                                        2,301            3,145
Gross profit (c)                                                                           274              401
Loss for the period (e)                                                                   (164)             (87)
                                                                                       =========        =========

                                                                  MARCH 31, 1999              DECEMBER 31, 1998 (d)
                                                                   (UNAUDITED)
                                                                                ($ million)
Fixed and other assets                                                 13,866                   13,783
Current assets                                                          3,240                    3,002
                                                                     ----------               ---------
Total assets                                                           17,106                   16,785
                                                                     ==========               =========
Current liabilities                                                     5,705                    5,172
Noncurrent liabilities                                                  5,709                    5,759
Shareholders' interest                                                  5,692                    5,854
                                                                     ----------               ---------
Total liabilities and shareholders' interest                           17,106                   16,785
                                                                     ==========               =========

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
THE STANDARD OIL COMPANY (A)(B)                                                              ($ million)

Sales and other operating revenue                                                        2,227            3,043
Gross profit (c)                                                                           245              335
Loss for the period (f) (e)                                                               (16)             (84)
                                                                                       =========        =========

                                                                  MARCH 31, 1999         DECEMBER 31, 1998 (d)
                                                                   (UNAUDITED)
                                                                                  ($ million)
Fixed and other assets                                                 12,513                12,387
Current assets                                                          4,754                 4,547
                                                                     ----------            ---------
Total assets                                                           17,267                16,934
                                                                     ==========            =========
Current liabilities                                                     3,092                 2,772
Noncurrent liabilities                                                  5,591                 5,562
Shareholders' interest                                                  8,584                 8,600
                                                                     ----------            ---------
Total liabilities and shareholders' interest                           17,267                16,934
                                                                     ==========            =========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                  SUMMARIZED FINANCIAL INFORMATION - CONTINUED


                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
BP PIPELINES (ALASKA) INC. (a)(b)                                                            ($ million)

Sales and other operating revenue                                                          125              150
Gross profit (c)                                                                            45               73
Profit for the period (f)                                                                   25               23
                                                                                       =========        =========


                                                                  MARCH 31, 1999         DECEMBER 31, 1998 (d)
                                                                   (UNAUDITED)
                                                                                ($ million)
Fixed and other assets                                                  1,350              1,362
Current assets                                                            836                803
                                                                     ----------         ---------
Total assets                                                            2,186              2,165
                                                                     ==========         =========
Current liabilities                                                       125                152
Noncurrent liabilities                                                  1,016                994
Shareholders' interest                                                  1,045              1,019
                                                                     ----------         ---------
Total liabilities and shareholders' interest                            2,186               2,165
                                                                     ==========         =========



                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                              (UNAUDITED)
                                                                                          1999             1998
BP EXPLORATION (ALASKA) INC. (a)(b)                                                          ($ million)
Sales and other operating revenue                                                         965             1,606
Gross (loss) profit (c)                                                                   (49)                4
Loss for the period (e)(f)                                                               (110)              (78)
                                                                                       =========        =========

                                                                  MARCH 31, 1999         DECEMBER 31, 1998 (d)
                                                                   (UNAUDITED)
                                                                                ($ million)
Fixed and other assets                                                  9,129              9,267
Current assets                                                          2,416              2,273
                                                                     ----------          ---------
Total assets                                                           11,545             11,540
                                                                     ==========          =========
Current liabilities                                                       739                628
Noncurrent liabilities                                                  1,583              1,582
Shareholders' interest                                                  9,223              9,330
                                                                     ----------          ---------
Total liabilities and shareholders' interest                           11,545             11,540
                                                                     ==========          =========


                      BP AMOCO p.l.c. AND SUBSIDIARIES
                  SUMMARIZED FINANCIAL INFORMATION - CONCLUDED



-----------------




(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) As a result of adopting FRS 12 (Note 2), loss for the three months ended March 31, 1999 for BP America Inc. and The Standard Oil Company were increased by $6 million. In addition, the adoption of FRS 12 resulted in the restatement of certain prior year financial information as follows -
       (i) shareholders' interest at December 31, 1998 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. were increased by $827 million, $822 million, $281 million and $362 million, respectively; and (ii) loss for the three months ended March 31, 1998 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. were increased by $6 million, $6 million and $2 million respectively.

(c) Gross profit equals sales and other operating revenue less associated costs, which exclude distribution and administration expenses and exploration expense.

(d) As reported in the summarized financial information for those companies included within BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998, except as restated for the adoption of FRS 12 as discussed in Note (b).

(e) Loss the for three months ended March 31, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring costs (Note 8) of $188 million, $91 million and $31 million respectively.

(f) During 1998, certain tax liabilities provided in the financial statements of BP America Inc. were transferred to BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. As a result of this transfer, profit (loss) for the three months ended March 31, 1998 for The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. includes a tax charge of $49 million, $21 million and $28 million respectively.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                BP AMOCO p.l.c.
                                                (REGISTRANT)







DATED JUNE 15, 1999                             BY /S/ G.E. YOUNG
                                                ------------------------
                                                G.E. YOUNG
                                                Assistant Secretary

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)



                                                                                                       THREE MONTHS ENDED
                                                                                                         MARCH 31, 1999
                                                                                                    ($ million, except ratios)

Loss before taxation                                                                                           (109)

Group's share of income in excess of
   dividends of joint ventures and associated undertakings                                                      (46)

Capitalized interest                                                                                            (15)

                                                                                                               ----

Loss as adjusted                                                                                               (170)
                                                                                                               ----

Fixed charges:

   Interest net of interest expense of joint ventures and associated undertakings and unwinding
   of discount                                                                                                  221
   Rental expense representative of interest                                                                     79
   Capitalized interest                                                                                          15
                                                                                                               ----

                                                                                                                315
                                                                                                               ----




Earnings are insufficient to cover fixed charges by $485 million primarily due to restructuring costs of $1,155 million. The ratio of earnings to fixed charges before deducting the exceptional restructuring costs is 4.1.

The corresponding ratio after taking account of adjustments to profit before taxation to accord with US GAAP is 4.6 - see Note 15 of Notes to Consolidated Financial Statements.

                                                                    Exhibit 1